Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY[1]

(millions of Canadian dollars)
				October 31 2018		October 31 2017
	Within 1 year	Over 1 year to 3 years	Over 3 to 5 years	Over 5 years	Total	Total
Deposits[2,3]	$747,072	$68,926	$28,064	$8,071	$852,133	$833,062
Securitization liabilities
Securitization liabilities at fair value	2,166	3,777	4,821	2,077	12,841	12,780
Securitization liabilities at amortization cost	6,203	3,117	2,552	2,997	14,869	16,152
Subordinated notes and debentures	–	–	–	9,129	9,129	9,807
Liability for preferred shares	–	–	–	35	35	34
Structured entity liabilities	2,446	2,523	658	–	5,627	5,835
Contractual interest payments[4,5]	3,646	4,278	2,070	3,246	13,240	10,267
Operating lease commitments	948	1,717	1,373	3,229	7,267	7,440
Capital lease commitments	26	20	9	5	60	89
Network service agreements	16	30	–	–	46	–
Automated teller machines	161	267	97	12	537	436
Contact centre technology	26	–	–	–	26	30
Software licensing and equipment maintenance	305	395	218	116	1,034	392
Total	$763,015	$85,050	$39,862	$28,917	$916,844	$896,324
[1]	Amounts are presented on an undiscounted basis.
[2]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
[3]

Amounts include trading deposits which are carried at fair value and include basis adjustments if the deposit is in a hedge accounting relationship. Accrued and contractual interest payments are also included.

[4]

Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2018, and October 31, 2017, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.

[5]

Interest obligations on subordinated notes and debentures are calculated according to their contractual maturity date. Refer to Note 19 to the Bank’s 2018 Consolidated Financial Statements for additional details.